UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Satellogic Inc.

(Exact name of registrant as specified in its charter)

Delaware	98-1845974
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

210 Delburg Street Davidson, NC (704) 894-4482	28036
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, par value $0.0001 per share Warrants to purchase Class A common stock	The Nasdaq Capital Market The Nasdaq Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

Satellogic Inc., a Delaware corporation (the “Registrant,” “we,” “us” or “our”), is filing this Form 8-A in connection with the change of its jurisdiction of incorporation. On March 26, 2025, we changed our jurisdiction of incorporation, domesticating as a corporation incorporated under the laws of the State of Delaware and discontinuing as a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Domestication”). As a result of the Domestication, each of our issued and outstanding Class A ordinary shares, par value $0.0001 per share (“BVI Class A Ordinary Shares”) and warrants to purchase Class A ordinary shares (“BVI Warrants”) automatically converted by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), and warrants to purchase Class A common stock (“Warrants”), respectively.

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Class A common stock and the Public Warrants (as defined below). The following summary of the material terms of the Class A common stock and Public Warrants is not intended to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to our Certificate of Incorporation (the “Charter”), incorporated by reference as an exhibit to the Registrant’s Current Report on Form 8-K, filed on March 26, 2025 (the “Form 8-K”), and our bylaws (“Bylaws”), incorporated by reference as an exhibit to the Form 8-K, the Amended Warrant Agreement (as defined below), incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699), and applicable Delaware law, including the Delaware General Corporation Law (the “DGCL”). We urge you to read our Charter, our Bylaws and the Amended Warrant Agreement in their entirety for a complete description of the rights and preferences of the Class A common stock and Public Warrants, as applicable.

Authorized Share Capital

Our Charter authorizes capital stock consisting of:

●    385,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”);

●    15,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B common stock”, and together with the Class A Common Stock, the “Common Stock”);

●    5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”); and

●    Any rights, warrants and options entitling the holders thereof to acquire from the Company any shares of its capital stock of any class or classes.

Common Stock

Voting. The holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of the stockholders, whether voting separately as a class or otherwise. Except as may be adjusted pursuant to the Charter, each holder of Class B common stock will be entitled to 1.472467906 votes for each share of our Class B common stock on all matters submitted to a vote of the holders of Class B common stock when voting with other classes of the Company’s capital stock. Except as otherwise required by law, holders of Common Stock (as well as holders of any Preferred Stock entitled to vote with the holders of Common Stock) will generally vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There are no cumulative voting rights with respect to the election of directors or any other matters.

Dividends and distributions. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, the holders of Common Stock will have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the Company’s Board of Directors (the “Board”), from legally available funds.

Liquidation, dissolution or winding up. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of the liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share ratably in proportion to the number of shares of Common Stock held by them in the assets available for distribution after payment or reasonable provision for the payment of all creditors.

Preferred Stock

Under the Charter, our Board is authorized by resolution to create and issue one or more series of preferred stock, and, with respect to each series, to determine the number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. Our Board may therefore create and issue one or more series of preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects. Before the Company may issue any series of preferred stock, the Board is required to adopt resolutions creating and designating such series of preferred stock.

Shares Reserved for Future Issuance

●    $8.63 Warrants. The Company entered into an Assignment, Assumption and Amendment Agreement, dated January 25, 2022 (the “Amended Warrant Agreement”), with CFAC Holdings V, LLC (the “Sponsor”) and CF Acquisition Corp. V (“CF V”) that amends the Warrant Agreement, dated January 28, 2021 (the “Existing Warrant Agreement”). Pursuant to the Existing Warrant Agreement we issued warrants to purchase 8,333,333 shares of Class A common stock, which are currently listed to trade publicly on Nasdaq (the “Public Warrants”), and 200,000 warrants (the “Private Placement Warrants”). Additionally, we agreed to issue warrants to purchase 333,333 shares of Class A common stock pursuant to the Amended and Restated Forward Purchase Agreement (the “Forward Purchase Warrants” and, together with the Public Warrants and the Private Placement Warrants, the “$8.63 Warrants”). All of the $8.63 Warrants are governed by the Existing Warrant Agreement. The $8.63 Warrants became exercisable 30 days after February 25, 2022 and will expire on January 25, 2027, or earlier upon redemption or liquidation.

In July 2021, The Company, the Sponsor and CF V entered into the Amended and Restated Forward Purchase Agreement, pursuant to which the Company issued to the Sponsor 1,250,000 shares of Class A common stock and a warrant to purchase an additional 333,333 shares of Class A common stock at an exercise price of $11.50 per share (“Forward Purchase Warrant”), for an aggregate purchase price of $10 million.

In April 2022, the Company determined pursuant to the Existing Warrant Agreement, as modified and assumed by the Amended Warrant Agreement, that the warrant price with respect to the warrants issued and outstanding was adjusted from $11.50 to $8.63 and the redemption price was adjusted from $18.00 to $13.50.

●    Liberty Warrants. The Company and CF V entered into the Liberty Subscription Agreement, dated January 18, 2022 (the “Liberty Subscription Agreement”) with an investor (the “Liberty Investor”), pursuant to which the Company agreed to issue and sell to the Liberty Investor (i) 20,000,000 shares of Class A common stock, (ii) a warrant to purchase up to 5,000,000 shares of Class A common stock at an exercise price of $10.00 per share (the “$10.00 Liberty Warrant”), and (iii) a warrant to purchase up to 15,000,000 shares of Class A common stock at an exercise price of $15.00 per share (the “$10.00 Liberty Warrant”).

An advisory fee is payable by the Company in exchange for advisory services to be provided to the Company from time to time until a Cessation Event (as defined in the Liberty Subscription Agreement). The advisory fee includes a warrant to purchase 2,500,000 shares of Class A common stock at an exercise price of $10.00 per share (the “Liberty Advisory Fee Warrant” and, together with the $10.00 Liberty Warrant and the $15.00 Liberty Warrant, the “Liberty Warrants”).

The Liberty Warrants became exercisable on February 10, 2022 and will expire on February 10, 2027.

●    PIPE Warrants. The Company allocated 5,816,770 shares of Class A common stock and a non-redeemable warrant enabling the acquisition of 2,500,000 shares of Class A common stock at $20.00 per share;

●    Columbia Warrants. The Company issued a warrant to purchase up to 15,931,360 shares of Class A common stock (the “Columbia Warrant”) at an exercise price of $2.51635975 per share in connection with the loan agreement between the Company and Columbia River Investment Limited (“Columbia”). The Columbia Warrant is exercisable the earlier of 25 years from the effective date or the date in which the warrant is exercised in full.

●    Convertible Notes. The Company entered into a Note Purchase Agreement, under which the Company agreed to issue the Convertible Notes in the aggregate principal amount of $30 million to Tether Investments Limited. The Convertible Notes are convertible into 25,000,000 shares of Class A common stock. On June 20, 2024, the Company filed a registration statement with the SEC registering the resale of up to 25,000,000 shares of Class A common stock issuable upon the conversion of the Convertible Notes.

Choice of Forum

Our Charter provides that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer of the Company owed to us or our stockholders, creditors or other constituents, (iii) any action asserting a claim against us or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our Charter or our bylaws, or (iv) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Dividends

Subject to the DGCL and the rights of any then outstanding Preferred Stock, dividends may be declared and paid on the Class A common stock and the Class B common stock out of assets or funds lawfully available therefor as and when determined by the Board.  Except as otherwise provided by the DGCL or our Charter, the holders of record of Common Stock shall share ratably, on a per share basis, in all dividends, whether payable in cash, stock or otherwise.

Anti-Takeover Provisions

Our Charter and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans.

Classified Board of Directors

Our Charter provides that our Board shall be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. In all other cases and at any other time, directors may only be removed from our Board only for cause and only by the affirmative vote of at least a majority of the voting power of the outstanding voting stock of the Company, voting together as a single class.

Stockholder Action; Special Meeting of Stockholders

Our Charter provides that no action required or permitted to be taken by stockholders at any meeting of stockholders may be effected by written consent unless signed by all holders of such class or series of common stock or preferred stock, as applicable. Our Charter and bylaws further provide that regular annual meetings shall be called by the Board and special meetings may be called only by the Board (pursuant to an affirmative vote of the majority of the Board) or the chairperson of the Board (who is required to call such meeting whenever requested in writing by stockholders representing at least 30% of the voting power of the outstanding voting stock).

Advance Notice Requirements for Stockholder Proposals and Director Nominations

As permitted, but not required by, the DGCL, our bylaws provide that in general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered not earlier than 120 days prior to the annual meeting and not later than the later of (1) the tenth day following the public announcement of the annual meeting or (2) the date which is 90 days prior to the date of the annual meeting.

Section 203 of the DGCL

As permitted by the DGCL, we have elected not to be governed by Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Our Charter further provides that the Liberty Investor, Cantor Fitzgerald L.P. and Emiliano Kargieman and any of their respective affiliates and associates will not constitute “interested stockholders” for purposes of the above.

Certificate of Incorporation

While we have opted out of Section 203 of the DGCL, our Charter prohibits engaging in any business combination (as defined in our Charter) with an “interested stockholder” for a period of three years subsequent to the time that the stockholder became an interested stockholder, unless (1) prior to such time, the Board approves either the business combination or the transaction in which the stockholder became an interested stockholder, (2) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions), or (3) at or after the person becomes an interested stockholder, the business combination is approved by the Board and authorized by a vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder (our Charter provides that the Liberty Investor, Cantor Fitzgerald L.P. and Emiliano Kargieman and any of their respective affiliates and associates will not constitute “interested stockholders” for purposes of these provisions).

Limitations on Liability and Indemnification of Officers and Directors

To the fullest extent permitted by the DGCL, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty owed to the Company or its stockholders, provided that nothing contained in this Article VII shall eliminate or limit the liability of a director or officer (a) for any breach of the director’s or officer’s duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) for directors, under Section 174 of the DGCL or, (d) for any transaction from which the director or officer derived an improper personal benefit. or (e) for officers, in any action by or in the right of the Company. Under our Charter, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.

To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification and advancement of expenses) through provisions of the bylaws, agreements with such persons, vote of stockholders or disinterested directors, or otherwise. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Neither the amendment nor repeal of Article VII of our Charter, nor the adoption of any provision of our Charter, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director or officer of the Company existing at the time of such amendment, repeal, adoption or modification.

Our directors and officers are also insured against losses arising from any claim against them in connection with their service as directors and officers for wrongful acts or omissions, subject to certain limitations.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such mergers or consolidations will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, subject to certain limitations.

Stockholders’ Derivative Actions

Under the DGCL, in any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Pursuant to the DGCL, the complaint shall set forth with particularity the efforts of the plaintiff to obtain action by the Board of Directors (“demand refusal”) or the reasons for not making such effort (“demand excusal”).

Such action shall not be dismissed or compromised without the approval of the court. In general, the stockholders maintain stock ownership through the pendency of the derivative suit.

Transfer Agent and Registrar

The transfer agent for our Class A common stock is Continental Stock Transfer and Trust Company.

Trading Symbol and Market

Our Class A common stock and the Public Warrants are listed on the Nasdaq Capital Market under the symbols “SATL” and “SATLW,” respectively.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The Nasdaq Capital Market and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2025

SATELLOGIC INC.

	By:	/s/ Rick Dunn
	Name:	Rick Dunn
	Title:	Chief Financial Officer